Exhibit 99.1

Management’s Discussion and
Analysis of Financial Condition and
Results of Operations and
Interim Financial Report
for the Six-Month Period Ended June 30, 2010

(expressed in U.S.dollars)

Copernic Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Copernic Inc.’s (the “Company”) unaudited interim consolidated financial statements and accompanying notes for the six-month period ended June 30, 2010 (“Q2 2010”) and the annual audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis included in the 2009 Annual Report. It should be noted that the interim consolidated financial statements summarize operating details and gains on disposal of assets as related to the sale of Mamma.com and its AD Network. For ease of comparison, the interim consolidated financial statements of Q2 2009 have been re-casted. The interim consolidated financial statements and Management’s Discussion and Analysis have been reviewed by the Company’s Audit Committee and approved by the Board of Directors.

The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in Note 12 to its interim consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated August 10, 2010.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online property www.copernic.com. With its award winning Copernic Desktop Search, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user's PC. It allows for instant indexing of files, calendar, emails, email attachments and all other information stored anywhere on a PC hard drive.

In Q3 2008, the Company launched version 3.0 of its business-oriented desktop search product. The upgraded Copernic Desktop Search® (“CDS”) Corporate Edition further increases its competitive edge by adding Intranet integration features and expanding its MS Outlook® search capabilities. CDS Professional Edition also specifically targets knowledge workers with features such as the indexing of Microsoft Outlook’s calendar, tasks and notes. Some advanced search functions are now exclusive to the Professional and Corporate products: network drive indexing, “as you type” display of results, and saving of queries for frequently used searches. CDS Home Edition offers a unique competitive advantage with the new “One Search” feature which simultaneously searches the desktop and the Internet. Although the Home Edition is free to consumers, it does provide for contextual advertised sponsored banner ads based on search queries.

In Q1 2009, the Company launched a Desktop Search Product compatible with Lotus notes and a German language privacy version for the European market both designed to expand Copernic’s served market.

In Q2 2009, the Company sold the assets of its search / media segment defined as Mamma.com and its AD Network which closed an important chapter in the history of the Company (For more details, see the “Recent Event” section).

In Q3 2009, the Company unveiled its new personal search portal called myCopernicTM that is designed to provide solutions for today's challenges: mobility and accessibility of personal data. It also provides innovative solutions to search and access information that help professionals do business while being an integral part of the new Cloud Computing paradigm.

In Q4 2009, as part of its ongoing marketing and product efforts, Copernic engaged in 2 major initiatives:

a)	Optimization of its web site, its most important distribution channel to increase the traffic and the conversion rate from visitors to customers;
b)	Strategic planning to set the strategic direction based on in-depth customer insights through surveys, customer meetings and pilot product testing.

At the same time, the Company announced the availability of myCopernic TM on the Go! - the first service available from myCopernicTM personal search portal. myCopernic TM on the Go! offers the end-user an intelligent solution to search and access relevant information from virtually anywhere, using any internet enabled device or wireless handset.

In Q1 and Q2 2010, Copernic continued to enforce its marketing strategy and

a)	Continued to improve its web site traffic and its conversion program from visitors to customers;
b)	Launched mass mailing programs;
c)	Realigned its Corporate sales strategy to better address the customers' specific needs.

The Company’s traditional products are sold with one time software licenses while new products in the myCopernicTM search portal are sold with annual renewable subscription fees.

Recent Events

Cost Reduction Plan

In Q2 2010, the Company continued to execute its cost reduction plan announced at the end of Q1 2008. As a result, operating costs (marketing, sales and services, product development and technical support and general and administration) decreased by $1M per quarter from $1.8 M in Q1 2008 to $0.78 M (excluding business acquisition fees amounting to $0.12M) in Q2 2010.

The Company had closed its Montreal office in Q1 2009 and concentrated all its activities in Quebec City. The total cost of this restructuring which includes termination costs, recruiting fees, lease termination costs and moving expenses, was estimated at approximately $150,000. The Company recorded restructuring costs amounting to $134,689 in 2008 and 2009.  For the three-month period ended June 30, 2010, no amount was recorded, compared to $5,210 in Q2 2009.

Nomination of Officers

Jean-Rock Fournier, Vice-President Finance since the beginning of Q1 2009, based in Quebec City, has assumed the duties of Chief Financial Officer (CFO) effective March 31, 2009. In addition, since November 12, 2009, Jean-Rock Fournier has assumed responsibility for the operations of the Company as Executive Vice-President.

Consolidation of Shares

On September 11, 2009, the Company completed a share consolidation (the “Consolidation”) on the basis of one post consolidation common share for seven pre-consolidation shares.  No fractional shares were issued and those shareholders who otherwise would have been entitled to receive fractional shares had their post-consolidation shareholdings rounded up to the next whole common share. The purpose of the Consolidation was to allow the Company to achieve compliance with the NASDAQ Capital Market's minimum bid requirement for continued listing. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had 2,091,437 common shares outstanding.

All information related to shares, stock options and warrants in this document reflects this Consolidation.

As at June 30, 2010, the Company’s closing stock price was $2.30.

Granting, Exercising and Cancellation of Stock Options

During the six-month period ended June 30, 2010, 476 stock options were exercised for a cash consideration of $733 and 45,804 stock options were forfeited, cancelled or expired.

Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of Mamma.com and its AD Network (search / media segment) for $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders approved the proposed transaction which was officially concluded on June 30, 2009. Prior period results have been reclassified to conform with the presentation required for discontinued operations.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its Board of Directors.

Use of Estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs and determination of the fair value of the intangible assets on acquisitions. Each of these critical accounting policies is described in more detail below.

Allowance for Doubtful Accounts

Judgments are made in the ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the Company’s future results of operations could be adversely impacted.

The Company also recorded a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data the Company uses to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

Recovery of Future Income Taxes

Significant judgment is used in determining consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although it is believed that estimates are reasonable, there is no certainty that the final tax outcome of these matters will not be different than that which is reflected in financial statements. Such differences could have a material effect on future income taxes in the period in which such determination is made.

Goodwill and Annual Goodwill Impairment Test

Goodwill is evaluated for impairment annually on December 31 of each year or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company to which goodwill relates exceeds its estimated fair value, the goodwill related to the Company is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management’s determination of the fair value of the Company incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the Company’s share price and assumptions that market participants would make in valuing the Company. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value to decrease. The Company completed its annual goodwill assessment as of December 31, 2009. As the results in 2009 were in line with the forecast and as assumptions used for the impairment test in 2008 remained the same, the goodwill assessment was completed without any impairment. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

Useful Lives and Impairment of Long-lived Assets

The Company assesses the carrying value of its long-lived assets which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated discounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

Stock-based Compensation Costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the forfeiture rate, the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

Revenue Recognition

Search advertising, graphic advertising, software licensing, subscription fees, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from myCopernicTM on the Go! service are generated by a yearly subscription and are amortized over a twelve-month period.

Revenues from maintenance support for licenses previously sold and implemented are recognized rateably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Recent Accounting Changes

Future Accounting Changes

CICA Section 1582 – Business Combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding International Financial Reporting Standards ("IFRS"). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

CICA Section 1601 - Consolidated Financial Statements and CICA Section 1602 - “Non-Controlling Interests”

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

EIC-175 – Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, “Multiple Deliverable Revenue Arrangements”, replacing EIC 142, “Revenue Arrangements with Multiple Deliverables”. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with Financial Accounting Standards Board Statement (FASB) Statement of Position (SOP) 97-2, Software Revenue Recognition as amended by Account Standards Update (ASU) 2009-14; (2) provide guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price, require that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity's fiscal year, it must be applied retroactively from the beginning of the Company's fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

Results from Continuing Operations

Q2 2010 Results from Continuing Operations

Revenues

Revenues for the three-month period ended June 30, 2010 totalled $413,057 compared to $413,360 for the same period in 2009. For the six-month period ended June 30, 2010 revenues amounted $724,692 compared to $926,790 for the same period last year, a decrease of $202,098 or 22%. The variance is mainly explained by the decrease in search revenues and the decrease in maintenance revenues.

Cost of Revenues

Cost of revenues is essentially bandwidth costs to deliver our services. In Q2 2010, cost of revenues represented $8,939, compared to $16,243 for the same period in 2009. For the six-month period ended June 30, 2010, cost of revenues represented $17,181, compared to $29,443 for the same period in 2009.

Marketing, Sales and Services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q2 2010, marketing, sales and services expenses increased to $144,175 from $120,912 in Q2 2009. For the period of six months ended June 30, 2010 marketing, sales and services expenses stood at $298,469 from $285,150, an increase of $13,319.

General and Administration

During Q2 2010, an amount of $119,960 was spent in relation with potential business acquisitions. Excluding those fees, general and administrative expenses in Q2 2010 totalled $450,204 as compared to $531,932 for the same period last year, a decrease of $81,728.

For the six-month period ended June 30, 2010 the general and administrative expenses totalled $897,108. This amount does not include the $273,868 spent for potential business acquisitions. For the same period last year, the general and administrative expenses totalled $1,146,610. Compare to last year there is a decrease of $249,502 or 22%. The variance is mainly explained by the reduction of the salaries, bonuses and stock based compensation expense for $35,000 and a decrease in the professional fees for $184,000.

 The Company continues its effort to reduce its costs and maintains its cost reduction plan.

Product Development and Technical Support

Product development and technical support expenses amounted to $186,983 in Q2 2010, compared to $280,367 for the same period last year. These amounts are net of tax credits of $39,667 for Q2 2010 and $53,342 for Q2 2009.

For the six-month period ended June 30, 2010, product and technical support expenses totalled $461,910 compared to $556,941 for Q2 2009, a decrease of $95,031 or 17%. These amounts are net of tax credits of $74,283 for Q2 2010 and $85,925 for Q2 2009.

Amortization of Property and Equipment

Amortization of property and equipment totalled $13,817 in Q2 2010, compared to $28,235 for the same period last year. For the six-month period ended June 30, 2010, amortization of property and equipment went from $54,231 in 2009 to $31,247 in 2010.

Amortization of Intangible Assets

Amortization of intangible assets decreased to $19,534 in Q2 2010, compared to $178,106 for the same period last year. For the six-month period ended June 30, 2010 amortization of intangible assets went from $355,864 in 2009 to $38,837 in 2010. The decrease is explained by net book of the intangible assets being very low in 2010.

Gain on Disposal of Property and Equipment

For the three and six-month periods ended June 30, 2010, gain on disposal of property and equipment totalled $2,827 compared to nil for the same periods in 2009. Equipments with a zero net book value were sold resulting in a net gain of $2,827.

Gain on Disposal of Intangible Assets

For the three and six-month periods ended June 30, 2010, gain on disposal of intangible assets totalled $9,960 compared to nil for the same periods in 2009. A domain name with a zero net book value was sold resulting in a net gain of $9,960.

Restructuring Charges

In order to reduce its costs, the Company has decided to close the Montreal office in 2009 and concentrate all its activities in Quebec City.

For Q2 2009, the restructuring costs totalled $5,210 and for the six-month period ended June 30, 2009 the restructuring cost totalled $25,622. No amount was recorded in 2010.

Interest and Other Income

Interest and other income increased to $72,785 in Q2 2010 from $9,263 in Q2 2009. For the six-month period ended June 30, 2010, interest and other income totalled $223,947 compared to $23,682 for the same period last year.

The increase is explained by the interests earned on the balance of sale receivable. On the other hand, rates on investments were lower than last year.

Gain on Disposal of an Investment

In Q2 2009, the Company sold shares it owned in a private company for the amount of $169,239.  This investment was acquired on March 30, 2000 and was accounted for as an investment in a company subject to significant influence. During 2001, the investment was written down to nil.

Gain / Loss on Foreign Exchange

Loss on foreign exchange totalled $22,479 for Q2 2010, compared to a loss of $17,993 for the same period in 2009. For the period of six months ended June 30, 2010, loss on foreign exchange totalled $41,614 compared to a loss of $10,008 for the same period last year. The 2010 average exchange rate of the foreign currency used to pay most of expenses is higher than the 2009 average exchange rate and thus explains these variations.

Income Taxes

In Q2 2010, the income tax provision is explained by the recovery of future income taxes in the amount of $4,284 due to amortization of intangible assets.

In Q2 2009, the income tax provision is explained by the recovery of future income taxes in the amount of $379,691 due to amortization of intangible assets and the recovery of the income tax effect on the discontinued operations.

For the six-month period ending June 30, 2010, the income tax provision is explained by the recovery of future income taxes in the amount of $8,569 due to amortization of intangible assets.

For the six-month period ending June 30, 2009 the income tax provision is explained by the recovery of future income taxes in the amount of $557,147 due to amortization of intangible assets and the recovery of the income tax effect on the discontinued operations.

Net Loss and Net Loss per Share from Continuing Operations

Net loss from continuing operations for the three and six-month periods ended June 30, 2010 totalled $463,178 ($0.22 per share) and $1,090,239 ($0.52 per share) compared to a net loss of $376,684 ($0.18 per share) and $787,011 ($0.38 per share) for the same period last year.

Net Earnings (Loss) and Earnings (Loss) per Share (Basic and Diluted) from Discontinued Operations

Net loss from discontinued operations for both three and six-month periods ended June 30, 2010 totalled $1,443,271 ($0.69 per share) compared to a net earnings of $4,144,769 ($1.98 per share) and $4,424,926 ($2.12 per share) for the same periods last year.

Selected Quarterly Information

(In thousands of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

For the three-month period ended June 30,	2010 $	2009 $
Revenues	413	413
Loss from continuing operations	(463)	(377)
Results of discontinued operations, net of income taxes	(1,443)	4,145
Earnings (loss) for the three-month period	(1,906)	3,768
Loss per share from continuing operations (basic and diluted)	(0.22)	(0.18)
Earnings (loss) per share from discontinued operations (basic and diluted)	(0.69)	1.98
Net earnings (loss) per share (basic and diluted)	(0.91)	1.80

Total assets	9,882	14,427
Long term liabilities	11	9

Quarterly Financial Highlights

(In thousands of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)
(unaudited)

	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008
	$	$	$	$	$	$	$	$

Revenues	413	312	373	353	413	513	693	498

Net loss from continuing operations	(463)	(627)	(716)	(783)	(377)	(410)	(4,560)	(916)

Net loss per share from continuing operations (basic and diluted)	(0.22)	(0.30)	(0.34)	(0.37)	(0.18)	(0.20)	(2.18)	(0.44)

Concentration of Credit Risk with Customers

As at June 30, 2010, one customer represented 55% of net trade accounts receivable, compared to 49% for the same period last year, resulting in a significant concentration of credit risk. Management maintains that this is in fact a short term credit risk since it involves a revenue share deal in that the company sends thousands of retail transactions to an ad placement agency that collects settlement funds and remits a portion to the Company. Should the customer become delinquent in its payments, the Company can immediately switch its traffic to comparable suppliers on similar terms and conditions. This customer has paid its accounts receivable as per commercial agreement. The Company also monitors all other accounts receivable and there is no indication of credit risk deterioration.

Liquidity and Capital Resources

Operating Activities

As at June 30, 2010, the Company had $2,550,369 of cash and temporary investments and working capital of $5,460,876 compared to $3,970,879 and $4,172,099, respectively, as at December 31, 2009.

In Q2 2010, operating activities from continuing operations used cash totalling $872,104, mainly due to the loss from continuing operations of $463,178, the net change in non-cash working capital items of $410,316 offset by the non-cash items of $1,390. In Q2 2009, the loss from continuing operations of $376,684, the non-cash items of $137,925 and the net change in non-cash working capital items of $165,588 explained the cash used of $680,197 for operating activities from continuing operations.

For the six-month period ended June 30, 2010, operating activities from continuing operations used cash totalling $1,609,906, mainly due to the loss from continuing operations of $1,090,239, the net change in non-cash working capital items of $428,646 and by the non-cash items of $91,021. For the same period in 2009, the loss from continuing operations of $787,011 and the non-cash items of $258,857, offset by the net change in non-cash working capital items of $41,371 explained our cash used of $1,004,497 for operating activities from continuing operations.

Investing Activities

In Q2 2010, investing activities used cash totalling $57,010 explained by the purchased of 440,000 shares of  Newlook Industries Corp. for a cash consideration of $65,637, the purchase of intangible assets and equipment for $1,333 offset by the disposal of a domain name for $9,960. For the same period last year, investing activities generated cash totalling $3,991,392 explained by the decrease in temporary investments for $4,006,563 offset by the purchase of intangible assets and equipment for $15,171.

For the six-month period ended June 30, 2010, investing activities used cash totalling $61,133 explained by the purchased of 440,000 shares of  Newlook Industries Corp. for a cash consideration of $65,637, the purchase of intangible assets and equipment for $5,456 offset by the disposal of a domain name for $9,960. For the same period last year, investing activities generated cash totalling $3,147,768 explained by the decrease in temporary investments for $3,005,227 and a disposal of an investment for $169,239 offset by the purchase of intangible assets and equipment for $26,698.

Financing Activities

For the three-month period ended June 30, 2010, financing activities used cash totalling $20,217 for the repayment of obligations under capital leases compared to $14,056 in Q2 2009.

For the six-month period ended June 30, 2010, financing activities used cash totalling $37,994. An amount of $38,727 was used for the repayment of obligations under capital leases and an amount of $733 was generated from the exercise of stock options. For the same period in 2009, financing activities used cash totalling $27,543 for the repayment of obligations under capital leases.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements until Q2 of 2011. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Dividend Policy

The Company has never paid dividends on any class of its capital stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that, for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Commitments

The Company is committed under operating lease and capital lease agreements expiring at various dates until 2014. Future minimum payments under these leases as at June 30, 2010 are as follows:

$

2010	52,138
2011	93,223
2012	33,594
2013	23,569
2014	1,675

Subsequent Event

On August 10, 2010, Copernic and Empresario signed an agreement to convert the existing balance of sale into a debenture which shall mature on August 10, 2011. The debenture will not bear interest until maturity or upon default and no instalment payments would be required to be made during its term. Upon maturity, if the outstanding amounts due under the debenture are not paid in full, the Company will have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario has the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of all the outstanding principal if redeemed thereafter. Interest at the rate of 13.6% will be earned on the outstanding balance from the maturity date or upon a default. The new debenture has a fair market value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 was accounted for in June 2010.

Off-balance Sheet Arrangements

As at June 30, 2010, the Company has no off-balance sheet arrangements.

Financial Instruments

As at June 30, 2010, the Company has no derivative financial instruments.

Related Party Transactions

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, a member of the Board of Directors, entered into a consulting agreement pursuant to which David Goldman provides services as Chairman of the Board of Directors. Total fees for Q2 2010 and Q2 2009 were respectively $9,766 and $8,240. The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

As at June 30, 2010, the Company owes Mr. David Goldman $9,766 compared to $8,240 for the same period last year.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding shares as at August 10, 2010	Book value as at June 30, 2010 under Canadian GAAP	Book value as at June 30, 2010 under US GAAP
2,096,913	$96,557,218	$113,326,788

As at August 10, 2010, the Company had no warrants and 81,301 stock options outstanding.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Private Placement

As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company was to issue, by way of private placement, 500,000 shares at $4.00 per share for a total proceeds of $2,000,000.

The amended agreement also proposed a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (‘‘Sunbay’’), a company registered in Ontario. The Board of Directors of Sunbay was to be comprised of three members elected by Copernic, one of which would have been Mr. Marc Ferland, Chief Executive Officer of Copernic who also was to hold this position for Sunbay. In addition, Newlook Industries Corporation and Sunbay Energy Corporation should have each elected a representative. Based on this amended agreement, Copernic was to issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 350,000 shares for cash of $1,400,000. The closing was scheduled no later than April 30, 2010.

Since the Private Placement and purchase of Sunbay failed to close as scheduled, Copernic announced on June 3, 2010 that it would cease all further discussions with Sunbay, Newlook and Fanotech.

Business Acquisition

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group (“Fanotech”) with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M. was to be based on the Net Book Value as at March 31, 2010, estimated at CND$ 1.5M. and on the past 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price was to be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance was to be payable in cash in an amount approximating CND$ 1.5M. subject to final determination of purchase price. The transaction was scheduled to close at the end of the second quarter and was subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

On March 31, 2010, the Company paid a CND$200,000 non refundable deposit toward the purchase price to Fanotech, subject to the closing of the transaction with Sunbay. This deposit was to be reimbursed if the transaction with Sunbay had not closed. In these financial statements, this deposit was accounted for as a prepaid expense.

Since the Sunbay Transaction had not closed as scheduled this transaction was also terminated as announced on June 03, 2010.

Risks and Uncertainties

Copernic Inc.’s Management considers that these following factors, among others, should be considered in evaluating its future results of operations.

Risks associated with recently announced transactions.

As stated in the sections entitled “Private Placement” and “Business Acquisition”, the private placement with Sunbay and the transaction with Fanotech did not close.  The Company previously disclosed that there was no assurance that these transactions would close.  The Company does not consider that the failure to close these transactions as being material to the Company, however there can be no assurance that the Company may not become involved in litigation with respect to these failed transactions.

Our revenues depend to some degree on our relationship with some customers, the loss of which would adversely affect our business and results of operations.

For the six-month period ended June 30, 2010, the Company had one major customer (an AD placement agency settling revenues for thousands of retail transactions) from which 42% or more of total revenues are derived compared to 36% for the same period last year. This customer has traditionally been a good payer.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and our past results should not be relied on as an indication of our future performance. Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.  Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our Web site
•	Our ability to monetize new products
•	Our ability to attract advertisers
•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure
•	Our focus on long term goals over short term results
•	The results of any investments in risky projects
•	Payments that may be made in connection with the resolution of litigation matters
•	General economic conditions and those economic conditions specific to Corporations, the Internet and Internet advertising
•	Our ability to keep our Web site operational at a reasonable cost and without service interruptions
•	Geopolitical events such as war, threat of war or terrorist actions
•	Our ability to generate revenues through licensing, subscriptions and revenue share.

Because our business is changing and evolving, our historical operating results may not be useful in predicting our future operating results.

We face significant competition from Microsoft, Google and Enterprise Search vendors.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to provide sophisticated search tools for increased productivity both on the internet, the desktop and wireless devices. Currently, we consider our primary competitors on the desktop to be Microsoft and Google. Microsoft and Google have a variety of products, services and content that directly competes with us. Although we do not directly compete in the Enterprise search market, vendors such as Oracle, SAP and SAS amongst others offer desktop search to complement their existing product line to offer a full service solution. However search technology is evolving to context search, commonly called the semantic web. The company believes that it is well positioned to provide innovative solutions in this evolving market but there are no assurances that these new technologies will be rapidly deployed or that the company can achieve a leadership position.

Microsoft, Google and others have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by product bundling, making acquisitions, investing more aggressively in research and development and competing more aggressively for end users. Microsoft and Google also have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products, services and content. In addition Microsoft and Google can vertically integrate with wireless devices by embedding search algorithms in the devices operating system, e.g. Android. To date the company has not attempted to offer products compatible with Apple computers and wireless devices due the significant differences in operating systems. As the IPhone achieves significant market share, such a limitation may become significant.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality search experience. We believe that keyword search will evolve to semantic search and that context driven search from the desktop will significantly enhance internet searches yielding better results for end users. We believe that the end user will require more control on searches and that the web will become more specialized and fragmented with advertisers more focused on ROI and consummating sales transactions. Although representing a significant opportunity, our competitors are constantly developing innovations in Web search, desktop search and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose end users who currently pay us for a leading technology. Our operating results would also suffer if our innovations were not responsive to the needs of our users and are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of users will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brand is critical to expanding our base of users. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Copernic® brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

We generate all of our revenue from software licensing, maintenance and subscription fees for the use of our products, and the reduction of spending by or loss of customers could seriously harm our business.

If we are unable to remain competitive and provide value to our end users, they may stop promoting our solutions, pay maintenance fees or renew annual subscription fees, which could negatively affect our net revenues and business. Copernic has on-going efforts to maintain high quality products to provide a high degree of confidence to our customer base that Copernic products are leading edge, state of the art solutions to searching for information and that the Company will maintain and renew these products with new enhancements as technology further develops. This positioning improves the brand, strengthens viral marketing and continuously grows our paying subscriber base.

We make investments in new products and services that may not be profitable.

We have made and will continue to make investments in research, development and marketing for new products, services and technologies. Our success in this area depends on many factors including our innovativeness, development support, marketing and distribution. We may not achieve significant revenue from a new product for a number of years, if at all. For the years 2007, 2008, 2009 and for the first and second quarters of 2010, we did not generate significant revenues from licensing Copernic® software and it cannot be assured that significant revenue will be generated from the licensing of Copernic® software going forward. In addition, our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares, including the current threat of delisting from Nasdaq Capital Markets. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. In addition, the stock market in general, and market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.  These broad market and industry fluctuations have adversely affected the price of our stock, regardless of our operating performance.

As at June 30, 2010, the Company’s closing stock price was $2.30.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, to resolve these claims, we may enter into royalty and licensing agreements on less favourable terms, pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that X1 has won a patent to provide search results as you type a function utilised by other companies including Copernic Inc.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark, patents and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Additionally, the absence of harmonized patent laws between the United States and Canada makes it more difficult to ensure consistent respect for patent rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

Working capital may be inadequate.

For the years ended December 31, 1999 through the year ended December 31, 2003, for the years ended December 31, 2005 to December 31, 2008 and for year ended December 31, 2009, we have reported net losses from continuing operations. Management considers that liquidities as at June 30, 2010 will be sufficient to meet normal operating requirements throughout June 30, 2011. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future or that positive cash flow will be generated in the future.

The asset sale of Mamma.com and its AD Network

On June 30, 2009, the Company entered into an asset purchase agreement with Empresario, Inc., a private company located in Chicago, Illinois (the “Purchaser”), to sell certain of its assets relating to Mamma.com and its AD network which is comprised of third party publishers of search queries and advertisers who generate search results in an auction process that ranks the highest paid results to be delivered to the search query originator who completes the transaction by “clicking” on a desired result (the “AD Network”), (Mamma.com and AD Network collectively referred to as the “Mamma Unit”) for a total consideration of $5 million plus interest (the “Transaction”).

Subject to the terms of the Asset Purchase Agreement, the Company has sold its Mamma Unit for $5 million to be paid in equal monthly instalments of $200,000 over 25 months (“PaymentsÓ) to the Purchaser. The first Monthly Payment was due on September 15, 2009 and, subject to adjustments pursuant to the Asset Purchase Agreement, the last Monthly Payment shall be payable on September 15, 2011. Interest shall accrue from the date of purchase on a monthly basis on the balance of the purchase price and any other amount payable under the Asset Purchase Agreement at a nominal interest rate of 4% compounded monthly and payable no later than 30 days after the date of the last Monthly Payment. Should the Purchaser make a Monthly Payment of less than $200,000, the Purchaser shall pay an amount equal to the difference between $200,000 and the actual amount of the Monthly Payment made by the Purchaser within 90 days of the date that such Monthly Payment was made to the Company. The shortfall amount shall bear interest at a rate of 4% per annum compounded monthly and shall be payable no later than 30 days after the date of the last Monthly Payment. If the Purchaser fails to perform or observe any one of its obligations under the Asset Purchase Agreement including, without limitation, in the event of (i) a shortfall amount equal to or more than $50,000 becoming due and payable, or (ii) a shortfall amount remaining unpaid by the Purchaser at the end of the 90-day period, the Purchaser be considered to be in default of the Asset Purchase Agreement and the Company may immediately terminate the Asset Purchase Agreement. Furthermore, after having given notice, the Company may on its absolute discretion, enter the premises where the Purchased Assets are located and take immediate possession of them.

Pursuant to the terms of the agreement concluded on June 30, 2009, the purchaser was to pay 25 equal monthly instalments of $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, was to be calculated on the outstanding balance of sale and was payable 30 days after all principal payments were completed. Pursuant to an amended agreement signed on November 12, 2009, the payment terms were changed from 25 to 36 equal monthly instalments of the greater of $100,000 or 85% of the revenues at an annual interest rate of 13.6%, compounded monthly, and calculated on the outstanding balance of sale. The remaining balance will be payable at the end of the 36-month period. That change had no impact on the fair value of the balance of sale receivable initially recorded. On June 30, 2009, an amount of $4,447,230, which represents the fair value at the transaction date, was booked as Balance of sale receivable. The net book value of the assets sold was nil. The total transaction fees amounted to $299,441, resulting in a net gain on disposal of assets amounting to $4,147,789.

During Q1 and Q2 2010, the purchaser was $300,000 short on $600,000 payments scheduled for the quarter and is now in default in its other obligations.

Based on this, management renegotiated a new agreement with the purchaser.

On August 10, 2010, Copernic and Empresario signed an agreement to convert the existing balance of sale in a debenture. The debenture will not bear interest until maturity or upon default and no instalment payments would be required to be made during its term. Upon maturity, if the outstanding amounts due under the debenture are not paid in full, the Company will have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario has the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of all the outstanding principal if redeemed thereafter. Interest at the rate of 13.6% will be earned on the outstanding balance from the maturity date or upon a default. The new debenture has a fair market value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 was accounted for in June 2010.

Although Empresario has made $700,000 of instalment payments there is no assurance that despite the entering into of new agreement, that Empresario will be able to meet its obligations going forward on that if Copernic were to exercise its rights that it would be able to recover a significant portion of the amounts owing to it.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $3.4M as at June 30, 2010, may be written-down in the future which could adversely affect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amount to approximately $0.25M as at June 30, 2010, may be written-down in the future.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information including customer profiling over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure you that the measures in place are adequate to prevent security breaches.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms and online gambling, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party Web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

The Company has never declared or paid dividends on its shares of Common Shares. The Company currently intends to retain any earnings to support its working capital requirements and growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account various factors, including the Company’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

To the extent that some of our revenues and expenses are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations, more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades. For six-month period ended June 30, 2010, the decrease of the net results is $118,000. The 2010 average exchange rate of the foreign currency used to pay most of expenses is higher than the 2009 average exchange rate and thus explains this decrease. For the continuing operations, the revenues are mostly in US currency and most of the expenses are paid in foreign currencies.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. For the next twelve months inflationary pressures are not anticipated, nevertheless high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows, if it were to occur.

Risks related to the economic environment.

The activities of Copernic are subject to the influence of the general economic environment. We believe that the current difficult economic situation has negatively affected business activities amongst customers of Copernic and, consequently the demand for our products in 2010. Management continues to focus on the distribution network and corporate sales to reduce its exposure to the less than favourable economy. However there are no assurances that the economic situation will improve in the short term or that management’s offset programs will be successful.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements.  Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things:  the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility of delisting our stock since the Company may not satisfy the requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet at www.sec.gov and www.sedar.com, or the Company’s Web site at www.copernic.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the SEC and the OSC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of Management,
Quebec City, Canada
August 10, 2010

Disclosure Controls and Procedures

We are responsible for establishing and maintaining a system of disclosure controls and procedures, as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, (the “Exchange Act”) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness of our disclosure controls and procedures as of June 30, 2010.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2010.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) of the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any assessment of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2010. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that our internal control over financial reporting was effective as of June 30, 2010.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the six-month period ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding common shares as at June 30, 2010	Book value as at June 30, 2010 under Canadian GAAP	Book value as at June 30, 2010 under US GAAP
2,091,913	$96,557,218	$113,326,788

As at June 30, 2010, the Company also had no warrants and 86,301 stock options outstanding.

Copernic Inc.
Interim Consolidated Balance Sheet

(expressed in U.S. dollars)	As at June 30, 2010	As at December 31, 2009
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash	594,039	465,949
Temporary investments	1,956,330	3,504,930
Accounts receivable	272,831	256,110
Income taxes receivable	213,305	337,802
Balance of sale receivable (Note 3)	-	655,131
Prepaid expenses (Note 14)	323,945	118,149
Other assets (Note 4)	2,900,637	-
	6,261,087	5,338,071
Balance of sale receivable (Note 3)	-	3,694,060
Property and equipment	93,333	115,110
Intangible assets	165,859	202,597
Goodwill	3,362,003	3,362,003
	9,882,282	12,711,841
Liabilities
Current liabilities
Accounts payable and accrued liabilities	661,424	1,010,140
Deferred revenue	122,723	103,668
Deferred rent	569	1,534
Current portion of obligations under capital leases (Note 5)	15,495	50,630
	800,211	1,165,972
Obligations under capital leases (Note 5)	10,591	7,906
Future income taxes	36,577	45,146
Commitments (Note 6)
Shareholders’ Equity
Capital stock (Note 7)
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,091,913 (2,091,437 as at December 31, 2009) common shares	96,557,218	96,556,485
Contributed Surplus	5,928,600	5,853,737
Accumulated other comprehensive income	561,137	561,137
Accumulated deficit	(94,012,052)	(91,478,542)
	9,034,903	11,492,817
	9,882,282	12,711,841

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

s/s David Goldman	s/s Irwin Kramer
David Goldman, Chairman of the Board	Irwin Kramer, Director and Chairman of the Audit Committee

Copernic Inc.
Interim Consolidated Statements of Operations
(unaudited)

(expressed in U.S. dollars)
	For the six months ended June 30,		For the three months ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Revenues	724,692	926,790	413,057	413,360
Cost of revenues	17,181	29,443	8,939	16,243
Gross Margin	707,511	897,347	404,118	397,117
Expenses
Marketing, sales and services	298,469	285,150	144,175	120,912
General and administration	1,170,976	1,146,610	570,164	531,932
Product development and technical support	461,910	556,941	186,983	280,367
Amortization of property and equipment	31,247	54,231	13,817	28,235
Amortization of intangible assets	38,837	355,864	19,534	178,106
Gain on disposal of property and equipment	(2,827)	-	(2,827)	-
Gain on disposal of intangible assets	(9,960)	-	(9,960)	-
Restructuring charges	-	25,622	-	5,210
Interest and other income	(223,947)	(23,682)	(72,785)	(9,263)
Gain on disposal of an investment	-	(169,239)	-	-
Loss on foreign exchange	41,614	10,008	22,479	17,993
	1,806,319	2,241,505	871,580	1,153,492
Loss from continuing operations before income taxes and discontinued operations	(1,098,808)	(1,344,158)	(467,462)	(756,375)

Current income taxes	-	1,498	-	-
Future income taxes	(8,569)	(558,645)	(4,284)	(379,691)
	(8,569)	(557,147)	(4,284)	(379,691)
Loss from continuing operations	(1,090,239)	(787,011)	(463,178)	(376,684)

Results of discontinued operations, net of income taxes (Note 3)	(1,443,271)	4,424,926	(1,443,271)	4,144,769
Net income (loss) for the period	(2,533,510)	3,637,915	(1,906,449)	3,768,085
Basic and diluted loss / share - continuing operations	(0.52)	(0.38)	(0.22)	(0.18)

Basic and diluted earnings (loss)/ share - discontinued operations	(0.69)	2.12	(0.69)	1.98
Basic and diluted net earnings (loss)/ share	(1.21)	1.74	(0.91)	1.80

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Interim Consolidated Statements of Shareholders’ Equity
(unaudited)

(expressed in U.S. dollars)

	Number of Common Shares	Common Shares	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
		$	$	$	$	$

Balance, December 31, 2009	2,091,437	96,556,485	5,853,737	561,137	(91,478,542)	11,492,817
Stock-based compensation			74,863			74,863
Comprehensive income:
Net loss for the period					(2,533,510)	(2,533,510)
Comprehensive income					(2,533,510)	(2,533,510)
Options exercised	476	733				733

Balance, June 30, 2010	2,091,913	96,557,218	5,928,600	561,137	(94,012,052)	9,034,903

	Number of Common Shares	Common Shares	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
		$	$	$	$	$

Balance, December 31, 2008	2,091,437	96,556,485	5,747,028	561,137	(93,592,434)	9,272,216
Stock-based compensation			55,226			55,226
Comprehensive income:
Net income for the period					3,637,915	3637,915
Comprehensive income					3,637,915	3,637,915

Balance, June 30, 2009	2,091,437	96,556,485	5,802,254	561,137	(89,954,519)	12,965,357

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited)

(expressed in U.S. dollars)

	For the six months ended June 30,		For the three months ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Cash flows from (used for)
Operating activities
Loss from continuing operations	(1,090,239)	(787,011)	(463,178)	(376,684)
Adjustments for
Amortization of property and equipment	31,247	54,231	13,817	28,235
Amortization of intangible assets	38,837	355,864	19,534	178,106
Employee stock-based compensation	74,863	55,226	53,651	29,681
Gain on disposal of an investment	-	(169,239)	-	-
Gain on disposition of intangible	(9,960)	-	(9,960)	-
Future income taxes	(8,569)	(558,645)	(4,284)	(379,691)
Accreted interest on balance of sale receivable	(217,603)	-	(70,413)	-
Unrealized loss (gain) on foreign exchange	164	3,706	(955)	5,744
Net change in non-cash working capital items (Note 8)	(428,646)	41,371	(410,316)	(165,588)
Cash used for operating activities from continuing operations	(1,609,906)	(1,004,497)	(872,104)	(680,197)
Cash provided by (used for) discontinued operations (Note 3)	(4,984)	583,704	(4,984)	303,092
Cash used for operations	(1,614,890)	(420,793)	(877,088)	(377,105)

Investing activities
Increase in Other assets (Note 4)	(65,637)	-	(65,637)	-
Proceeds on the disposal of an investment	-	169,239	-	-
Proceeds on the disposal of an intengible	9,960	-	9,960	-
Purchase of intangible assets	(2,099)	(3,224)	(326)	(2,622)
Purchase of property and equipment	(3,357)	(23,474)	(1,007)	(12,549)
Net decrease in temporary investments	-	3,005,227	-	4,006,563
Cash provided by (used for) continuing operations	(61,133)	3,147,768	(57,010)	3,991,392
Cash provided by discontinued operations (Note 3)	293,507	-	48,390	-
Cash provided by (used for) investing activities	232,374	3,147,768	(8,620)	3,991,392

Financing activities
Issuance of capital stock	733	-	-	-
Repayment of obligations under capital leases	(38,727)	(27,543)	(20,217)	(14,056)
Cash used for financing activities	(37,994)	(27,543)	(20,217)	(14,056)
Net change in cash and cash equivalents during the period	(1,420,510)	2,699,432	(905,925)	3,600,231
Cash and cash equivalents – Beginning of period	3,970,879	2,067,705	3,456,294	1,166,906
Cash and cash equivalents – End of period	2,550,369	4,767,137	2,550,369	4,767,137
Cash and cash equivalents comprise:
Cash	594,039	766,782	594,039	766,782
Temporary investments	1,956,330	4,000,355	1,956,330	4,000,355
	2,550,369	4,767,137	2,550,369	4,767,137

Supplemental cash flow information - continuing operations
Cash paid for interest	3,206	4,999	1,539	2,436
Cash paid for income taxes	-	1,498	-	-

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Notes to Interim Consolidated Financial Statements
For the six-month period ended June 30, 2010 and 2009
(Unaudited)
(expressed in U.S. dollars)

1	Interim Financial Information

The financial statements as at and for the period ended June 30, 2010 are unaudited and were not subject to review by the Company’s auditors. In the opinion of management, all adjustments necessary to fairly present the results of this period have been included. The adjustments made were of a normal-recurring nature. However, comparative figures were re-casted to reflect the sale of assets included in discontinued operations and to provide a basis for comparison with the current year’s presentation. These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The financial statements follow the same accounting policies and methods of their application as the audited consolidated financial statements for the year ended December 31, 2009. The results of operations for the six-month period ended June 30, 2010 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim consolidated financial statements do not conform in all respects to the requirements of Generally Accepted Accounting Principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2009.

2	Changes in Accounting Policies

Future Accounting Changes

CICA Section 1582 – Business Combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding International Financial Reporting Standards ("IFRS"). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

CICA Section 1601 - Consolidated Financial Statements and CICA Section 1602 - “Non-Controlling Interests”

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

EIC-175 – Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with Financial Accounting Standards Board Statement (FASB) Statement of Position (SOP) 97-2, Software Revenue Recognition as amended by Account Standards Update (ASU) 2009-14; (2) provide guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price, require that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity's fiscal year, it must be applied retroactively from the beginning of the Company's fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

3	Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of its search / media segment for $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders have approved the proposed transaction which was officially concluded on June 30, 2009.

Pursuant to the terms of the agreement concluded on June 30, 2009, the purchaser was to pay 25 equal monthly instalments of $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, was to be calculated on the outstanding balance of sale and was payable 30 days after all principal payments were completed. Pursuant to an amended agreement signed on November 12, 2009, the payment terms were changed from 25 to 36 equal monthly instalments of the greater of $100,000 or 85% of the revenues at an annual interest rate of 13.6%, compounded monthly, and calculated on the outstanding balance of sale. The remaining balance will be payable at the end of the 36-month period. That change had no impact on the fair value of the balance of sale receivable initially recorded. On June 30, 2009, an amount of $4,447,230, which represents the fair value at the transaction date, was booked as balance of sale receivable. The net book value of the assets sold was nil. The total transaction fees amounted to $299,441, resulting in a net gain on disposal of assets amounting to $4,147,789.

During Q1 and Q2 2010, the purchaser was $300,000 short on the $600,000 payments scheduled for these quarters and is now in default in its other obligations.

Based on this, management renegotiated a new agreement with the purchaser.

On August 10, 2010, Copernic and Empresario signed an agreement to convert the existing balance of sale receivable in a debenture. The debenture will not bear interest until maturity or upon default and no instalment payments would be required to be made during its term. Upon maturity, if the outstanding amounts due under the debenture are not paid in full, the Company will have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario has the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of all the outstanding principal if redeemed thereafter. Interest at the rate of 13.6% will be earned on the outstanding balance from the maturity date or upon a default. The new debenture has a fair market value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 was accounted for in June 2010.

In the interim consolidated financial statements the debenture is presented in Other Assets (Note 4).
The results of discontinued operations are as follows:

	For the six months ended		For the three months ended
	June 30, 2010 $	June 30, 2009 $	June 30, 2010 $	June 30, 2009 $

Revenues	-	1,596,664	-	731,029
Cost of revenues	-	709,835	-	290,001
Gross Margin	-	886,829	-	441,028

Expenses
Marketing, sales and services	-	120,862	-	104,093
General and administration	4,984	-	4,984	-
Product development and technical support	-	30,536	-	12,656
Amortization of property and equipment	-	3,707	-	2,003
Amortization of intangible assets	-	8,070	-	4,058
Write-down of property and equipment	-	37,387	-	37,387
Write-downs and settlement costs	1,438,287	-	1,438,287	-
	1,443,271	200,562	1,443,271	160,197

Income (loss) from operations	(1,443,271)	686,267	(1,443,271)	280,831

Gain on disposal of assets net of transaction fees	-	4,189,953	-	4,189,953

Results of discontinued operations	(1,443,271)	4,876,220	(1,443,271)	4,470,784
Income taxes	-	451,294	-	326,015
Net income (loss) from discontinued operations	(1,443,271)	4,424,926	(1,443,271)	4,144,769

The cash provided by discontinued operations for operating activities is comprised of:

	For the six months ended		For the three months ended
	June 30, 2010 $	June 30, 2009 $	June 30, 2010 $	June 30, 2009 $
Net income (loss) from discontinued operations	(1,443,271)	4,424,926	(1,443,271)	4,144,769
Adjustment for:
Write-downs and settlement costs	1,438,287	-	1,438,287	-
Write-down of property and equipment	-	37,387	-	37,387
Gain on disposal of assets	-	(4,189,953)	-	(4,189,953)
Amortization of property and equipment	-	3,707	-	2,003
Amortization of intangible assets	-	8,070	-	4,058
Future income taxes	-	451,294	-	326,015
Net change in non-cash working capital items	-	(151,727)	-	(21,187)
Cash provided by (used in) discontinued operations for operating activities	(4,984)	583,704	(4,984)	303,092

The cash provided by discontinued operations for investing activities is comprised of:

	For the six months ended		For the three months ended
	June 30, 2010 $	June 30, 2009 $	June 30, 2010 $	June 30, 2009 $
Capital payment on balance of sale receivable	293,507	-	48,390	-

Cash provided by discontinued operations for investing activities	293,507	-	48,390	-

4	Other Assets

	For the six months ended		For the three months ended
	June 30, 2010 $	December 31, 2009 $	June 30, 2010 $	December 31, 2009 $
Debenture (Note3)	2,835,000	-	2,835,000	-
Investment	65,637	-	65,637	-
	2,900,637	-	2,900,637	-

5	Obligations under Capital Leases

The Company has obligations under capital leases, bearing interest at effective rates varying from 10.41 % to 33.45%, payable in monthly instalments ranging from $220 to $3,264 including interest, maturing until September 2014 amounted to $30,455.

Future minimum payments for obligations under capital leases are as follows:

	As at June 30, 2010 $	As at December 31, 2009 $
2010	11,688	51,080
2011	9,478	6,952
2012	4,752	2,230
2013	2,863	2,230
2014	1,675	1,673
	30,456	64,165
Less: Interest (Weighted average rate of 10.76 % in 2010 and 2009)	4,370	5,629
	26,086	58,536

Less: Current portion	15,495	50,630
	10,591	7,906

6	Commitments

The Company is committed under operating lease agreements expiring at various dates until 2013. Future minimum payments for the next years under these leases are as follows:

$

2010	40,450
2011	83,745
2012	28,842
2013	20,706

7	Capital Stock

During a special meeting of the shareholders held on September 11, 2009, a consolidation of issued and outstanding shares (“Consolidation” also known as reverse stock split) was approved effective as of September 14, 2009. The Consolidation factor was 7:1. All information related to shares, stock options and warrants (including comparatives) in these financial statements reflects this Consolidation. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had 2,091,437 common shares outstanding.

a) Stock Options and Warrants

Information with respect to stock option activity and warrants for the period ended June 30, 2010 is as follows:

	Options
	Number of options	Weighted average exercise price $
Outstanding as of December 31, 2009	132,581	8.20
Granted	-	-
Exercised	(476)	(1.54)
Forfeited / cancelled	(45,804)	(16.79)
Expired	-	-
Outstanding as of June 30, 2010	86,301	3.68

b) Granting, Exercising and Cancellation of Stock Options and Warrants

During the six-month period ended June 30, 2010, 476 stock options were exercised for a cash consideration of $733 and 45,804 stock options were forfeited, cancelled or expired.

As at June 30, 2009, there were 10,000 warrants outstanding at on average price of $12.42. All these outstanding warrants had expired as at December 31, 2009. This did not have an impact on the financial statements.

The following table summarizes all outstanding and exercisable options by range of exercise price

Outstanding options				Exercisable options
Range of exercise price $	Number of options outstanding as at June 30, 2010	Weighted average remaining life	Weighted average exercise price $	Number of options exercisable as at June 30, 2010	Weighted average exercise price $
1.01 to 5.00	69,281	3.71	2.55	62,855	2.59
5.01 to 10.00	14,286	2.76	7.00	4,286	7.00
10.01 to 15.00	2,429	2.22	12.18	1,620	12.18
35.01 to 36.05	305	1.56	36.05	305	36.05
Total	86,301	3.50	3.68	79,066	3.71

As at June 30, 2009 there were 42,249 options exercisable at a weighted average exercise price of $15.68.

c) Stock-based Compensation Costs

For the three-month periods ended June 30, 2010 and 2009, stock-based compensation costs by department were as follows:

	For the six months ended		For the three months ended
	June 30, 2010 $	June 30, 2009 $	June 30, 2010 $	June 30, 2009 $
General and administration	65,835	42,039	47,104	21,153
Marketing, sales and services	3,223	2,178	2,636	978
Product development and technical support	5,805	11,009	3,911	7,550
Total for continuing operations	74,863	55,226	53,651	29,681
Total for discontinued operations	-	-	-	-
Total	74,863	55,226	53,651	29,681

8	Consolidated Statement of Cash Flows

Net Change in Non-cash Working Capital Items are as follows:

	For the six months ended		For the three months ended
	June 30, 2010 $	June 30, 2009 $	June 30, 2010 $	June 30, 2009 $

Cash flows increase (decrease)
Accounts receivable	(16,721)	181,313	(184,068)	71,872
Income taxes receivable	124,497	(94,664)	169,328	(64,539)
Prepaid expenses	(205,796)	(81,904)	(37,399)	(161,093)
Accounts payable and accrued liabilities	(348,716)	64,377	(389,237)	20,410
Deferred revenue	19,055	(25,652)	30,637	(31,528)
Deferred rent	(965)	(2,099)	423	(710)
Total	(428,646)	41,371	(410,316)	(165,588)

9	Capital Management

The Company’s objectives when managing capital are:

•    to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

•    to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

•    to pursue its strategy of organic growth through selective acquisitions

•    to minimize shareholders’dilution

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may issue new shares, or sell assets to reduce its risk.

In order to maximize flexibility to finance its ongoing growth and expansion and be able to take advantage of additional new capital investment and acquisition opportunities, the Company does not currently pay a dividend. The Company is not subject to any externally imposed capital requirements.

The Company’s primary uses of capital are to finance the operations and capital expenditures. The Company currently funds these requirements out of its liquidities. The Company’s strategy for managing capital remained unchanged from 2009.

The capital structure of the Company consists of cash, temporary investments and shareholders’ equity. A summary of the Company’s capital structure is as follows:

	As at June 30, 2010 $	As at December 31, 2009 $
Cash	(594,039)	(465.949)
Temporary investments	(1,956,330)	(3,504,930)
Shareholders’Equity	9,034,903	11,492,817
	6,484,534	7,521,938

10	Concentration of Revenues

10% or more of revenues are derived from these customers and are summarized as follows:

	For the six months ended		For the three months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	% of revenue		% of revenue

Customer A	42%	36%	43%	47%
Customer B	-	11%	-	-

Customer A is an ad placement agency settling revenues for thousands of retail transactions.

11	Segment Information

a)	The geographic information for the continuing operations is as follows:

	For the six months ended		For the three months ended
	June 30, 2010 $	June 30, 2009 $	June 30, 2010 $	June 30, 2009 $

Revenues:
Canada	29,169	43,441	10,382	12,194
United States	447,560	537,090	270,628	283,134
Europe	216,092	318,896	113,107	105,139
Other	31,871	27,363	18,940	12,893
	724,692	926,790	413,057	413,360

b)	The revenues are allocated based on the clients’ location.

c)	All long-lived assets and goodwill are located / associated to Canada.

d)
As a result of the disposal of the assets of its search / media segment accounted for as discontinued operations in 2009, the entity now operates in a single segment and all information related to the discontinued operations has been presented in Note 3.

12	United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

The effects of the cumulative adjustments on the consolidated balance sheets of the Company are as follows:

	June 30, 2010 $	December 31, 2009 $
Capital stock
Capital stock in accordance with Canadian GAAP	96,557,218	96,556,485
Reduction of stated capital (a)	16,769,570	16,769,570
Capital stock in accordance with U.S. GAAP	113,326,788	113,326,055
Contributed surplus
Contributed surplus in accordance with Canadian GAAP	5,928,600	5,853,737
Stock-based compensation cost (b)
Cumulative effect of prior years	1,037,690	1,037,690
Contributed surplus in accordance with U.S. GAAP	6,966,290	6,891,427
Accumulated deficit
In accordance with Canadian GAAP	(94,012,052)	(91,478,542)
Reduction of stated capital to deficit (a)	(16,769,570)	(16,769,570)
Stock-based compensation costs (b)
Cumulative effect of prior years	(1,037,690)	(1,037,690)
Accumulated deficit in accordance with U.S. GAAP	(111,819,312)	(109,285,802)
Accumulated other comprehensive income In accordance with Canadian and US GAAP	561,137	561,137
Total shareholders’ equity in accordance with U.S. GAAP	9,034,903	11,492,817

(a) Reduction of Stated Capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(b) Stock-based Compensation Costs

In 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no longer any difference between the Company’s net results under U.S. GAAP as compared to Canadian GAAP.

For all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost was recognized.

(c) Research and Development Tax Credits

Under U.S. GAAP, research and development investment tax credits would be classified as a reduction of the income tax expense instead of a reduction of the related research and development costs.

(d) Cash Flows

Under US GAAP, the cash flows reconciliation would have started with net loss for the period instead of loss from continuing operations.

Accounting Changes

Fair value measurement – improving disclosures

ASU 2010-06, Improving Disclosures about Fair Value Measurements, enhances the usefulness of fair value measurements by requiring both the disaggregation of information in certain existing disclosures, as well as the inclusion of more robust disclosures about valuation techniques and inputs to recurring and nonrecurring fair value measurements.

ASU 2010-06 amends the disclosures about fair value measurements in ASC 820, Fair Value Measurements and Disclosures, as follows:

•
Entities must disclose the amounts of, and reasons for, significant transfers between Level 1 and Level 2, as well as those into and out of Level 3, of the fair value hierarchy. Transfers into a level must be disclosed separately from transfers out of the level. Entities are required to judge the significance of transfers based on earnings and total assets or liabilities or, when changes in fair value are recognized in other comprehensive income, on total equity.

•
Entities must also disclose and consistently follow their policy for when to recognize transfers into and out of the levels, which might be, for example, on the date of the event resulting in the transfer or at the beginning or end of the reporting period.

•
Entities must separately present gross information about purchases, sales, issuances, and settlements in the reconciliation disclosure of Level 3 measurements, which are measurements requiring the use of significant unobservable inputs.

•
For Level 2 and Level 3 measurements, an entity must disclose information about inputs and valuation techniques used in both recurring and nonrecurring fair value measurements. If a valuation technique changes, for example, from a market approach to an income approach, an entity must disclose the change and the reason for it. The amendments to ASC 820 include implementation guidance on disclosures of valuation techniques and inputs.

•
Fair value measurement disclosures must be presented by class of assets and liabilities. Identifying appropriate classes requires judgment, and will often require the disaggregation of assets or liabilities included within a line item on the financial statements. An entity must determine the appropriate classes requiring disclosure based on the nature and risks of the assets and liabilities, their classification in the fair value hierarchy, and the level of disaggregated information required by other U.S. GAAP for specific assets and liabilities, such as derivatives. As a result of the revised disaggregation requirements for fair value measurement disclosures, ASU 2010-06 also amends the guidance in ASC 715, Compensation – Retirement Benefits, 20, “Defined Benefit Plans – General,” to replace the term “major category” with “class,” and to provide a cross-reference to the guidance on determining appropriate classes for fair value measurement disclosures in ASC 820.

The amended guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation requirement for the reconciliation disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years.

Revenue recognition – multiple-element arrangements

The FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force, and ASU 2009-14, Certain Revenue Arrangements That Include Software New Developments Summary 6 Elements – a consensus of the FASB Emerging Issues Task Force, to amend the existing revenue recognition guidance. The ASUs codify consensuses reached in September 2009 by the FASB Emerging Issues Task Force on EITF Issue 08-1, “Revenue Arrangements with Multiple Deliverables” and EITF Issue 09-3, “Certain Revenue Arrangements that Include Software Elements.”

ASU 2009-13 amends ASC 605, Revenue Recognition, 25, “Multiple-Element Arrangements” (formerly EITF Issue 00-21, “Revenue Arrangements with Multiple Deliverables”) as follows:

•	Modifies criteria used to separate elements in a multiple-element arrangement
•	Introduces the concept of “best estimate of selling price” for determining the selling price of a deliverable
•	Establishes a hierarchy of evidence for determining the selling price of a deliverable
•	Requires use of the relative selling price method and prohibits use of the residual method to allocate arrangement consideration among units of accounting
•	Expands the disclosure requirements for all multiple-element arrangements within the scope of ASC 605-25

ASU 2009-14 amends the scope of ASC 985, Software, 605, “Revenue Recognition” (formerly AICPA Statement of Position 97-2, Software Revenue Recognition), to exclude certain tangible products and related deliverables from the scope of this guidance. Instead, the excluded products and related deliverables must be evaluated for separation, measurement, and allocation under the guidance of ASC 605-25, as amended by ASU 2009-13.

The amended guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. An entity may elect retrospective application to all revenue arrangements for all periods presented using the guidance in ASC 250, Accounting Changes and Error Corrections (formerly FASB Statement 154, Accounting Changes and Error Corrections). Entities must adopt the amendments resulting from both of these ASUs in the same period using the same transition method, where applicable.

13	Private Placement

As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company was to issue, by way of private placement, 500,000 shares at $4.00 per share for a total proceeds of $2,000,000.

The amended agreement also proposed a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (‘‘Sunbay’’), a company registered in Ontario. The Board of Directors of Sunbay was to be comprised of three members elected by Copernic, one of which would have been Mr. Marc Ferland, Chief Executive Officer of Copernic who also was to hold this position for Sunbay. In addition, Newlook Industries Corporation and Sunbay Energy Corporation should have each elected a representative. Based on this amended agreement, Copernic was to issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 350 000 shares for cash of $1,400,000. The closing would have been scheduled no later than April 30, 2010.

Since the Private Placement and purchase of Sunbay failed to close as scheduled, Copernic announced on June 3, 2010 that it would cease all further discussions with Sunbay, Newlook and Fanotech.

14	Business Acquisition

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group (‘‘Fanotech’’) with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M. was to be based on the Net Book Value as at June 30, 2010, estimated at CND$ 1.5M. and on the past 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price was to be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance was to be payable in cash in an amount approximating CND$ 1.5M. subject to final determination of purchase price. The transaction wass scheduled to close at the end of the second quarter and is subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

On March 31, 2010, the Company paid a CND$200,000 non refundable deposit toward the purchase price to Fanotech, subject to the closing of the transaction with Sunbay. This deposit was to be reimbursed if the transaction with Sunbay had not closed. In these financial statements, this deposit was accounted for as a prepaid expense.

Since the Sunbay Transaction had not closed as scheduled (see Note 13) this transaction was also terminated as announced on June 03, 2010.

15	Subsequent Event

On August 10, 2010, Copernic and Empresario signed an agreement to convert the existing balance of sale into a debenture which shall mature on August 10, 2011. The debenture will not bear interest until maturity or upon default and no instalment payments would be required to be made during its term. Upon maturity, if the outstanding amounts due under the debenture are not paid in full, the Company will have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario has the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of all the outstanding principal if redeemed thereafter. Interest at the rate of 13.6% will be earned on the outstanding balance from the maturity date or upon a default. The new debenture has a fair market value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 was accounted for in June 2010 (see note 3).